SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated April 29, 2015 regarding the appointment of the members of the Supervisory Committee, the Audit Committee and Independent Auditor
2.	Summary of the Resolutions approved by the General Ordinary Shareholders´ Meeting held on April 29, 2015

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, April 30, 2015

SECURITIES AND EXCHANGE COMMISSION

Re.: APPOINTMENT OF THE MEMBERS OF THE SUPERVISORY COMMITTEE, THE AUDIT COMMITTEE AND INDEPENDENT AUDITOR

Pursuant to article 4, Chapter II, Title II and article 11, Chapter I, Title XV of the CNV Rules (NT 2013)

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you of the resolutions adopted at the Ordinary Shareholders’ Meeting held on April 29, 2015 with respect to the composition of the Supervisory Committee of Telecom Argentina S.A. that will hold office during Fiscal Year 2015:

SUPERVISORY COMMITTEE: Regular Members: Evelina Leoní Sarrailh, Gustavo Adrián Enrique Gené, Susana Margarita Chiaramoni, Gerardo Prieto, Raúl Alberto Garré. Alternate Members: Gonzalo Francisco Oliva Beltrán, Alberto Gustavo Gonzalez, Jacqueline Berzón, Guillermo Feldberg, Silvia Alejandra Rodriguez.

AUDIT COMMITTEE: Oscar Carlos Cristianci, Esteban Gabriel Macek (“financial expert” of the Audit Committee) and Federico Horacio Gosman.

Members of the Supervisory Committee and the Audit Committee will hold office through the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2015.

Members and alternate members of the Board of Directors of Telecom Argentina S.A. hold office through the date of the Ordinary Shareholders’ Meeting which will consider the documentation for fiscal year 2015.

INDEPENDENT AUDITORS FOR FISCAL YEAR 2015: The accounting firm “Price Waterhouse & Co SRL”. Certified Public Accountant: Carlos Alberto Pace. Alternate Certified Public Accountant: Marcelo Daniel Pfaff.

MANAGEMENT WITH DIRECT REPORT TO THE BOARD OF DIRECTORS:

Chief Executive Officer: Elisabetta Ripa

Internal Audit Director: Ricardo D. Luttini

Yours sincerely,

Andrea Cerdan

Attorney-in-fact

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders Meeting held on April 29, 2015

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1°)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mrs. Marisol Mavid Dandres, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (or “ANSeS”), were appointed to approve and sign the Minutes.

2°)	Review the documents provided for in Section 234, Subsection 1 of Law 19,550, the Rules of the Argentine National Securities Commission (Comisión Nacional de Valores (“CNV”)) and the Listing Regulations of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-sixth fiscal year ended December 31, 2014 (‘Fiscal Year 2014’).

All of the documentation submitted for consideration by the shareholders was approved without any amendments, as it was presented to the Board of Directors, the Audit Committee and the Supervisory Committee and approved by the Board of Directors in its meeting held on March 2, 2015 and filed with the regulatory entities.

3º)	Analysis of the allocation of Retained Earnings as of December 31, 2014 (P$ 3,672,540,366.-) as follows:

(i) The cash dividends distribution for a total amount of P$ 804,402,472.- (equivalent to P$ 0.83 per each share of P$ 1.- nominal value in circulation up to date), will be available as from May 11, 2015;

(ii) The allocation of the rest of Retained Earnings of P$ 2,868,137,894.-, for the creation of a ‘Reserve for Future Cash Dividends’; and

(iii) The delegation of the authority to the Board of Directors to determine the allocation, depending on the performance of the business, in one or more instances, of an amount up to P$ 649,336,936.- of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends, during Fiscal Year 2015.

The Shareholders’ Meeting approved the following allocation of Retained Earnings as of December 31, 2014:

Pesos
Retained Earnings as of December 31, 2014	3,672,540,366
To Cash Dividends	(804,402,472)
To Reserve for Future Cash Dividends	(2,868,137,894)
To New Fiscal Year	—,—

In addition, the Shareholders’ Meeting resolved:

(i)	The cash dividends will be made available to shareholders on May 11, 2015 (equivalent to P$ 0.83 per each share of P$ 1 nominal value in circulation up to date); and

(ii)	The delegation of the authority to the Board of Directors to determine the allocation, subject to the performance of the business, in one or more instances, of an amount up to P$ 649,336,936.- of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends, during Fiscal Year 2015.

4°) Review of the performance of the members of the Board of Directors from April 29, 2014 to the date of this Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Board of Directors acting as of April 29, 2014 to the date of this Shareholders’ Meeting.

5°)	Review of the performance of the members of the Supervisory Committee from April 29, 2014 to the date of this Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Supervisory Committee acting as of April 29, 2014 to the date of this Shareholders´ Meeting.

6°)	Review of the compensation of the Board of Directors for the services rendered during Fiscal Year 2014 (from the Shareholders’ Meeting of April 29, 2014 to the date of this Meeting). Proposal to pay the aggregate amount of P$ 16,100,000.-, which represents 0.44% of ‘accountable earnings’, calculated under Section 3 of Chapter III, Title II of the Rules of CNV (N.T. 2013).

The aggregate compensation of P$ 16,100,000 was approved for members of the Board of Directors acting from the Shareholders’ Meeting of April 29, 2014 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors, taking in consideration the advance payments of fees that the Directors have received.

7°)	Authorize the Board of Directors to make advance payments of fees for up to P$ 13,320,000.- to those Directors acting during Fiscal Year 2015 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2015 for up to an aggregate amount of P$ 13,320,000, contingent upon the decision adopted at the Shareholders’ Meeting that considers the documentation for such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of exceptional circumstances.

8°)	Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2014 (as from the Shareholders’ Meeting of April 29, 2014 through the date of this Meeting). Proposal to pay the aggregate amount of P$ 3,600,000.-

Total compensation of P$ 3,600,000 was approved for the Supervisory Committee members acting from the Shareholders´ Meeting held on April 29, 2014 to the date of this Meeting, taking into consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members who, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and in such manner as determined by the regular members.

9°)	Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2015.

It was resolved that the Supervisory Committee acting during Fiscal Year 2015 will be composed of five (5) regular members and five (5) alternate members.

10°)	Election of members of the Supervisory Committee.

The following persons were elected as regular members:

Evelina Leoní Sarrailh, Gustavo Adrián Enrique Gené, Susana Margarita Chiaramoni, Gerardo Prieto and Raúl Alberto Garré. Mr Garré was proposed by the shareholder ANSeS.

Ms Evelina Leoní Sarrailh and Ms Susana M. Chiaramoni are lawyers, Messrs Gustavo Adrián Enrique Gené and Gerardo Prieto are certified accountants and Mr Raúl Alberto Garré is a lawyer and a certified accountant; and all of them qualify as “Independent” according to the categories described under Technical Resolutions of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ( Argentine Federation of Professional Councils in Economics Sciences) applicable for the determination of the Supervisory Committee members´ independence, in accordance with Section 12 of Chapter III, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013). None of them falls under any of the circumstances listed in Section 4 of Chapter I, Title XII of the Rules of the Comisión Nacional de Valores.

It was also stated that none of the elected members, the law firms that they are members of or other members of such law firms have been External Auditors of the Company nor will be nominated for such purpose.

11°)	Election of alternate members of the Supervisory Committee.

The following persons were elected as alternate members:

Gonzalo Francisco Oliva Beltrán (as alternate to Evelina L. Sarrailh), Alberto Gustavo González (as alternate to Gustavo Adrián Enrique Gené), Jacqueline Berzón (as alternate to Susana Margarita Chiaramoni), Guillermo Feldberg (as alternate to Gerardo Prieto) and Silvia Alejandra Rodriguez (as alternate to Raúl Alberto Garré). Ms Silvia Alejandra Rodriguez was proposed by the shareholder ANSeS.

Mr Gonzalo F. Oliva Beltrán and Ms Jacqueline Berzón and Ms Silvia A. Rodriguez are lawyers and Messrs Alberto G. Gonzalez and Guillermo Feldberg are certified accountants and all of them qualify as “Independent” according to the categories described under Technical Resolutions of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ( Argentine Federation of Professional Councils in Economics Sciences) applicable for the determination of the Supervisory Committee members´ independence, in accordance with Section 12 of Chapter III, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013). None of them falls under any of the circumstances listed in Section 4 of Chapter I, Title XII of the Rules of the Comisión Nacional de Valores.

It was also stated that none of the alternate members, the law firms that they are members of or other members of such law firms have been External Auditors of the Company nor will be nominated for such purpose.

12°)	Authorize the Board of Directors to make advance payments of fees of up to P$ 3,000,000.-, to those Supervisory Committee members acting during Fiscal Year 2015 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Supervisory Committee acting during Fiscal Year 2015 for up to an aggregate of P$ 3,000,000, contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of exceptional circumstances.

13°)	Determination of the compensation for the independent auditors acting during Fiscal Year 2014.

The compensation of the independent auditors acting during the fiscal year ended on December 31, 2014 was set in the aggregate amount of P$ 8,000,000, excluding VAT, of which P$ 4,000,000 was assigned to the financial statements audit fees and P$ 4,000,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

14°)	Appointment of independent auditors for the Fiscal Year 2015 financial statements.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed Independent Auditor of the financial statements for Fiscal Year 2015. Mr. Carlos Alberto Pace was designated as the regular certifying accountant and Mr. Marcelo Daniel Pfaff as his alternate.

15°)	Determination of the compensation for the independent auditors acting in Fiscal Year 2015.

It was resolved that the compensation for the independent auditors for the financial statements of Fiscal Year 2015 should be determined at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and it was delegated to the audit committee the authority to determine how their service would be rendered and to make advance fee payments.

16°)	Review of the Audit Committee’s budget for Fiscal Year 2015 (P$ 2,100,000.-).

The budget for the Audit Committee operations for the Fiscal Year ending December 31, 2015 was set in the amount of P$ 2,100,000.-

All resolutions where adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange.

Oscar Carlos Cristianci

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 30, 2015	By:	/s/ Oscar Carlos Cristianci
			Name:	Oscar Carlos Cristianci
			Title:	Chairman of the Board of Directors